Mail Stop 3561

September 30, 2008

August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

> **Re:** **Anheuser-Busch Companies, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed September 19, 2008**
> **File No. 001-07823**

Dear Mr. Busch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 20

Opinion of Goldman, Sachs & Co., page 30

1. Please expand upon your disclosure in response to comment three from our letter dated September 12, 2008. In particular, we note that Goldman Sachs utilized three different discount rates ranging from 6.5% to 9.5%.

<u>Where You Can Find More Information, page 81</u>

2.      We note that you list certain documents you incorporate by reference.  Please revise the list to reflect the correct filing dates for the documents.  For instance, we note that your Annual Report on Form 10-K was filed on February 29, 2008, not March 29, 2008.

**\* \* \* \* \***

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                                Sincerely,


                                                John Reynolds
                                                Assistant Director


cc:     Thomas W. Greenberg
        Fax:  (917) 777-7886